Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

April 20, 2023

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628
Attention:          Ms. Kimberly A. Browning
                          Mr. Michael Spratt

Re:	Ares Strategic Income Fund Registration Statement on Form N-2 File Nos. 333-264145 and 814-01512

Ladies and Gentlemen:

This letter is sent on behalf of Ares Strategic Income Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to Kim Kaufman and A.J. Million of Kirkland & Ellis LLP on March 31, 2023 regarding Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 5 (the “Amendment”) to the Registration Statement reflecting, among other things, the revisions set forth below. As discussed with the Staff, the Fund intends to request that effectiveness of the Registration Statement be accelerated to 8:00 AM Eastern Time on April 24, 2023, and acceleration requests will be filed as EDGAR correspondence to that effect on or about April 20, 2023.

For convenience, we have set forth below, in italics, the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

1.	Comment: The Staff is reissuing the following comment that was included in your comment response letter to the Staff dated January 31, 2023 and March 9, 2023:

Please add a footnote to the pricing table disclosing the net price per common share and proceeds to the Fund after payment of organization and offering expenses (see Instruction 6 to Item 1.g of Form N-2).

Austin  Bay Area  Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Munich New York Paris Salt Lake City Shanghai Washington, D.C.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

The Staff does not agree with your response to this comment and corresponding revised disclosure, and requests that the net price per common share after expenses of issuance and distribution called for by Item 27 be included in footnote 4 to the pricing table, given that the organization and initial offering expenses advanced by the investment adviser may be reimbursed by the Fund.

Response: The requested change has been made. Footnote 4 to the pricing table has been revised to include a reference to what the estimated net price per common share, assuming $8.3 million of organization and initial offering expenses, would have been, as of February 28, 2023, if such expenses had not been advanced by the Fund’s investment adviser, as set forth below:

(4)       Assumes that all Common Shares currently registered are sold in the continuous offering. The proceeds may differ from that shown if the then-current NAV at which Common Shares are sold varies from that shown and/or additional Common Shares are registered. Our investment adviser has agreed to advance approximately $8.3 million of organization and initial offering expenses, (approximately 0.11% of gross proceeds) in connection with this offering, including expenses incurred in connection with our Private Placement. If the $8.3 million of organization and initial offering expenses were not advanced by our investment adviser, the Fund’s estimated price to the public in the table above would be $25.55.

2.	Comment: Please reconcile the following language with respect to the payment period for Reimbursement Payments under the Expense Support and Conditional Reimbursement Agreement throughout the Registration Statement:

…the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Fund’s investment adviser until such time as all Expense Payments made by the Fund’s investment adviser to the Fund within three years prior to the last business day of the applicable calendar month in which such reimbursement payment obligation is accrued.

Reimbursement Payments for a given Expense Payment must be made within three years of the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued.

Response: The disclosure in the first instance more closely conforms to the terms of the Expense Support and Conditional Reimbursement Agreement. The disclosure in the second instance, which is only contained in the Fund’s financial statements, will be reconciled in future financial statements as set forth below:

Reimbursement Payments for a given Expense Payment must be made within three years prior to~~of~~ the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

3.	Comment: Please supplementally confirm to the Staff that the information in the tables in “Estimated Use of Proceeds” has been updated with current information and as of what date such information has been provided.

Response: The Fund confirms that such information has been updated and is provided as of February 28, 2023.

4.	Comment: The twelfth bullet point on the cover pages states: “Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates that may be subject to reimbursement to our investment adviser or its affiliates.” Please clarify what “temporary waivers” are and under what arrangement they would be provided to the Fund. Please harmonize disclosure throughout the Registration Statement.

Response: The requested change has been made. Currently, any such waivers or reimbursements would be made pursuant to the Expense Support and Conditional Reimbursement Agreement, and the following clarifying disclosure has been added to this bullet point and, as appropriate, throughout the Prospectus:

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by our investment adviser or its affiliates made pursuant to our Expense Support and Conditional Reimbursement Agreement that may be subject to reimbursement by us to our investment adviser or its affiliates.”

5.	Comment: Please add disclosure to footnote 1 to the pricing table to clarify why Class S and D shares are not outstanding.

Response: The requested change has been made as noted below. No Class S shares or Class D shares are currently outstanding, as the Fund only recently received an exemptive order from the Commission on April 17, 2023 allowing it to issue multiple classes of shares. We have made revisions throughout the Registration Statement and have noted the receipt of such exemptive order in the pricing table footnote, as reflected below:

(1)	… No Class S shares or Class D shares ~~are outstanding as of the date hereof~~ were outstanding as of such date, as we had not received an exemptive order from the Securities and Exchange Commission to permit us to offer additional classes of Common Shares beyond Class I shares. Such order was received on April 17, 2023.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

6.	Comment: The Staff notes that disclosure regarding the risk of changes to United States tariff and import/export regulation has been removed from the Registration Statement, but, in a bullet point under “The NAV of our Common Shares, and liquidity, if any, of the market for our Common Shares may fluctuate significantly”, there is risk disclosure regarding the “uncertainty between the U.S. and other countries with respect to trade policies, treaties, and tariffs.” Please either reinsert the deleted disclosure or supplementally confirm to the Staff that the risk is not applicable to the Fund and remove the remaining bullet point.

Response: The Fund confirms that the risk is not currently applicable to the Fund and has removed the bullet point risk disclosure cited by the Staff from the Prospectus.

7.	Comment: In footnote 3 of the Fees and Expenses table, the Staff notes that the weighted average net assets employed as the denominator for the expense ratio computation is $1.0 billion, which is based on the assumption that the Fund will sell $1.0 billion of its Common Shares in the initial 12-month period of this offering. Please supplementally explain how the Private Placement factored into the $1.0 billion dollars of the Fund’s Common Shares to be sold in the initial 12-month period of the offering as described in the Fees and Expenses table.

Response: The Fund has revised the Fees and Expenses table and footnote 3 thereto on page 20 of the Prospectus to assume weighted average net assets employed as the denominator for the expense ratio computation of $1.85 billion, which represents: (i) $847.1 million of capital commitments that the Fund intends to call from the investors in the Private Placement prior to closing on the sale of any shares pursuant to the Registration Statement; and (ii) the assumption that the Fund will sell approximately $1,002.9 million of its Common Shares in the initial 12-month period of the offering pursuant to the Registration Statement.

8.	Comment: In footnote 7 of the Fees and Expenses table, the Staff notes the disclosure assumes that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 6.64%. Please supplementally explain how the 6.64% average interest rate was determined in light of (a) the additional fees on the Fund’s Credit Facility that are outlined in Note 5 to the Fund’s financial statements and (b) the latest Secured Overnight Financing Rate.

Response: The Fund advises the Staff that the 6.64% figure represented the Fund’s estimated average annual cost of borrowings rather than an effective interest rate under the Fund’s Credit Facility. The Fund further advises the Staff that it estimated its average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings, by taking into account the Fund’s applicable spread under its Credit Facility (1.8750%) plus the one-month Secured Overnight Financing Rate (“SOFR”)as of February 28, 2023 (4.6608%) resulting in an effective interest rate of 6.6398%, which the Fund then utilized to calculate its estimated average annual cost of borrowings as described in the Fees and Expenses table in the Prospectus. The Fund further advises the Staff that it has revised its disclosures in the Fees and Expenses table set forth in the Amendment to utilize the one-month SOFR as of March 31, 2023 (4.8025%) when calculating the Fund’s average annual cost of borrowings.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

9.	Comment: The Staff notes the following disclosures on page 21 of the Registration Statement and elsewhere: “Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fee payments by the Class S Shares and the Class D Shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than the Fund may ultimately realize.” Please revise this disclosure to state that, as shareholder servicing and/or distribution fee payments are excluded from the calculation of pre-incentive fee net investment income, income that may be ultimately distributed to common shareholders may also be lower.

Response: In response to the Staff’s comment, the Fund has revised its disclosure on page 21 of the Prospectus by adding the bolded underlined text below:

Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fee payments by the Class S Shares and the Class D Shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than the Fund may ultimately realize and that may ultimately be distributed to common shareholders. Pre-incentive fee net investment income also does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. As a result, for any calendar quarter, the incentive fee attributable to pre-incentive fee net investment income that is paid to our investment adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually earned by the Fund for such calendar quarter.

10.	Comment: The Staff notes the following disclosure under “Financial Highlights” and in the financial statements: “The ratio of net investment income to average net assets excludes income taxes related to realized gains and losses.” Please supplementally explain why income taxes were excluded from the ratio of net investment income to average net assets.

Response: The Fund advises the Staff that income taxes related to realized gains and losses are excluded from the ratio because realized gains are not included in net investment income (loss). The Fund also advises the Staff that there were no such taxes for the period from December 5, 2022 (commencement of operations) to December 31, 2022.

11.	Comment: In the Consolidated Schedule of Investments of the Fund’s financial statements, please include all disclosures required for restricted securities in accordance with footnote 8 of Rule 12-12 of Regulation S-X in future financial statements filed with the Commission.

Response: The Fund undertakes to include in future financial statements all disclosures required for restricted securities in accordance with Rule 12-12 of Regulation S-X.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

12.	Comment: The Staff notes the following disclosures under the heading “Expense Support and Conditional Reimbursement Agreement” in Note 3 to the Fund’s financial statements: “The Fund has entered into an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) with the Fund’s investment adviser, pursuant to which, among other things, the Fund’s investment adviser has agreed to advance a portion of the Fund’s organization and initial offering expenses, which includes all of the Fund’s organization and initial offering expenses incurred in connection with the Private Placement.” (emphasis added). The Staff also notes that disclosure relating to the Expense Support and Conditional Reimbursement Agreement appearing elsewhere in the Registration Statement provides that the Fund’s investment adviser has agreed to “advance all of [the Fund’s] estimated organization and initial offering expenses including expenses incurred in connection with the Private Placement.” (emphasis added). Please supplementally advise the Staff whether the Fund’s investment adviser has agreed to advance all or a portion of the Fund’s organization and initial offering expenses. In future financial statements filed with the Commission, please revise the financial statements to ensure consistency with the narrative disclosures included elsewhere in the Registration Statement.

Response: The Fund’s investment adviser has agreed to advance all of the Fund’s estimated organization and initial offering expenses, and future financial statements will be revised accordingly.

13.	Comment: In Note 6 to the Fund’s financial statements, the Staff notes that the Fund has not recognized any accrued expenses related to the offering costs because a successful registering offering has not occurred as of December 31, 2022. The Staff notes that the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 450-20-25-2 (“ASC 450-20”) requires an accrual to be recorded if an event is probable, not whether or not a causal event has or has not occurred. Please supplementally explain as to how the Fund’s disclosure is in line with the ASC 450 guidance. Further, please supplementally explain how the subscription agreements for the Private Placement beginning in November 2022 were factored into the ASC 450 analysis.

Response: The Fund respectfully advises the Staff that it has performed an analysis under the provisions of ASC 450-20 and believes that it has complied with the disclosure requirements of ASC 450-20.

ASC 450-20 requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred; and (b) the amount of the loss can be reasonably estimated. In such case, the estimated loss is required to be accrued as a charge to income. Disclosure of the contingency, but no accrual, is required if there is at least a reasonable possibility that a loss or an additional loss will occur and either of the following conditions exist: (y) an accrual is not made for a loss contingency because the conditions described in (a) and (b) above are not met; or (z) an exposure to the loss potentially exists in excess of the amount accrued. If disclosure is required, the disclosure must include the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The offering costs referred to in Note 6 to the Fund’s financial statements relate to the Fund’s organization and initial offering costs, including costs incurred in connection with the Private Placement. The Fund’s investment adviser has agreed to advance such costs, subject to the conditions contained in the Expense Support and Conditional Reimbursement Agreement.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

The Fund advises the Staff that the Fund does not expect to reimburse the investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement to the extent the registered offering of Common Shares pursuant to the Registration Statement is not considered successful. The Fund considers its registered offering to be successful when the Fund’s Registration Statement has been declared effective by the Commission. Further, the Fund advises the Staff that the Expense Support and Conditional Reimbursement Agreement contains a number of conditions that must be met for the Fund to be obligated to reimburse the investment adviser. As set forth in the Expense Support and Conditional Reimbursement Agreement, following any calendar month in which Available Operating Funds (as defined in the Expense Support and Conditional Reimbursement Agreement) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Fund’s investment adviser until such time as all Expense Payments made by the Fund’s investment adviser to the Fund within three years prior to the last business day of the applicable calendar month in which such reimbursement payment obligation is accrued. Any payments required to be made by the Fund are referred to as a “Reimbursement Payment.” Reimbursement Payments are conditioned on (i) an expense ratio (excluding any management or incentive fee) that, after giving effect to the recoupment, is lower than the expense ratio (excluding any management or incentive fee) at the time of the fee waiver or expense reimbursement and (ii) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. Such conditions being satisfied were outside of the control of the Fund at the time the financial statements were issued. Further, the Fund does not expect to reimburse the investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement to the extent the registered offering of Common Shares pursuant to the Registration Statement is not considered successful. The Fund considers its registered offering to be successful when the Fund’s Registration Statement has been declared effective by the Commission.

Based on the facts described above, the Fund respectfully advises the Staff that it believes that it has complied with the disclosure requirements of ASC 450-20. First, the Fund believes that at the time the financial statements were issued, it was only reasonably possible and not probable that the Fund will need to reimburse the investment adviser pursuant to the Expense Support and Conditional Reimbursement because the success of the Fund’s registered offering would be affected by factors that are outside the control of the Fund. Specifically, the process of the Commission’s review and comment on the Registration Statement or the state “blue sky” review process taking longer than expected are factors that could cause delays to the anticipated timing of the offering and its ultimate success. Further, the Expense Support and Conditional Reimbursement Agreement contains a number of conditions that must be met before the Fund becomes obligated to reimburse its investment adviser, and such conditions being met are not within the exclusive control of the Fund. As a result, the Fund believes that the loss is only reasonably possible and not probable. Since the contingency is not probable, the Fund does not meet the conditions for accrual under ASC 450-20-25-2. However, the Fund has determined that future losses relating to the contracts under the relevant provisions are reasonably possible and, as a result, ASC 450-20-50-2A only requires disclosure of the nature of the contingency and a statement that an estimate of the possible loss or range of loss.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

The Fund further advises the Staff that in connection with the private placement, the Fund commenced operations and accrued an expense for organization costs as of December 31, 2022.

14.	Comment: The Staff notes the following disclosure under the heading “Organization and Offering Costs” in Note 2 to the Fund’s financial statements: “Costs associated with the offering of Common Shares of the Fund will be capitalized as deferred offering expenses and included in other assets on the consolidated statements of assets and liabilities and amortized over a twelve-month period from incurrence.” The Staff further notes that “Other assets” are $6.2 million in the Fund’s Consolidated Statement of Assets and Liabilities as of December 31, 2022. Please supplementally explain what is included in this balance if not deferred offering costs.

Response: The Fund advises the Staff that the $6.2 million of other assets in the Fund’s Consolidated Statement of Assets and Liabilities as of December 31, 2022 represent the Fund’s capitalized debt issuance costs related to the Fund’s Credit Facility.

15.	Comment: The Staff notes the following disclosure in Note 9 to the Fund’s financial statements: “Certain of the Company’s consolidated subsidiaries are subject to U.S. federal and state income taxes. For the period from December 5, 2022 (commencement of operations) to December 31, 2022, the Fund did not record a tax expense for these subsidiaries.” Please supplementally explain why plural language is used in this disclosure, as the Staff notes that only one subsidiary is referenced in the financial statements and in Item 28 of the Registration Statement.

Response: The Fund acknowledges the Staff’s comment and confirms that the Fund had one subsidiary as of December 31, 2022. The Fund undertakes to revise the referenced disclosure in Note 9 in future financial statements filed with the Commission, as necessary and appropriate.

16.	Comment: In Note 10 to the Fund’s financial statements, the Staff notes that for the period from December 5, 2022 (commencement of operations) to December 31, 2022, the Fund calculated its ratio of operating expenses to average net assets to be 6.71%. Under the heading “Expense Support and Conditional Reimbursement Agreement” in Note 3 to the Fund’s financial statements, the Staff notes that the Fund calculated its ratio of operating expenses to average net assets for the month ended December 31, 2022 to be 5.04%. Please supplementally explain why such ratios are different for the similar periods presented.

Response: The Fund advises the Staff that its Expense Support and Conditional Reimbursement Agreement provides that “Operating Expense Ratio” is calculated by dividing Operating Expenses (as defined in the Expense Support and Conditional Reimbursement Agreement), less organization and offering expenses, base management and incentive fees owed to the investment adviser, and interest expense, by the Fund’s net assets. Such calculation is reflected in the Fund’s disclosures under the heading “Expense Support and Conditional Reimbursement Agreement” in Note 3 to the Fund’s financial statements.

United States Securities and Exchange Commission

Division of Investment Management

April 20, 2023

The Fund further advises the Staff that the ratio of operating expenses to average net assets in Note 3 to the Fund’s financial statements differs from the disclosures in Note 10 to the Fund’s financial statements because such disclosures in Note 10 are presented on an annualized basis, as noted in footnote (3) of such portion of the Fund’s financial statements and are in accordance with General Instruction 3 of Item 4 of Form N-2.

*       *       *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-Mail Nicole M. Runyan, P.C., Kirkland & Ellis LLP Joshua M. Bloomstein, Ares Management Corporation